Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 29, 2025 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2043 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2024 Form 20-F.

Overview

We are a provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was still small in 2018 and 2019, which is expected to pick up in future years along with the large-scale roll-out of our cloud-based new media terminals.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. In 2020, we have a portion of revenue generated from the sale of cloud severs as part of our CBT business. The revenue generated from SaaS and other software products and services remained small.

In June 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd. (“iASPEC”). Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In January 2022, the Company completed the acquisition of 100% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd. (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

In 2021, we ventured into the blockchain related business through the launch of cryptocurrency mining operations. However, in December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. (“TEPH”), with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. (“TPGXT”), to expand its wastewater treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, Taoping Digital Tech. (Jiangsu) Co., Ltd. was dissolved as a result of the Company’s business realignment.

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

Business Acquisition

On September 29, 2025, the Company signed a share purchase agreement to acquire 100% equity in Skyladder Group Limited (“Skyladder Group”) valued at approximately RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company. Upon completion of this transaction, the Company will wholly own Skyladder Group. The closing of the transaction is subject to certain conditions and representations, warranties, and covenants and the parties have agreed to use their best efforts to close the Transaction by October 31, 2025, and in any event by December 31, 2025.

Revenue in the first half of 2025 was $17.6 million, compared to $18.1 million for the same period of 2024, a decrease of $0.5 million, or 2.6%. The Company incurred a net loss of approximately $4.7 million for the six months ended June 30, 2025, compared to a net income of approximately $0.6 million for the same period of last year.

Effective at the market opening on May 29, 2025, the Company implemented a one-for-thirty share combination of its issued and outstanding ordinary shares where every thirty ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share. Any fractional shares resulting from the share combination were rounded up to the nearest whole share. The share combination was intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. The Company regained compliance with the Nasdaq minimum bid price rule on June 13, 2025. This share combination did not change the number of shares the Company is authorized to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this report on Form 6-K has been restated to retroactively show the effect of the share combination.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include assessment of credit losses and useful lives of property and equipment. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2025 and 2024, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$17,602,821	100.00%	$18,078,547	100.00%
Costs of revenue	(15,828,453)	(89.92)%	(13,937,855)	(77.10)%
Gross profit	1,774,368	10.08%	4,140,692	22.90%
Administrative expenses	(4,700,561)	(26.70)%	(2,781,775)	(15.39)%
Research and development expenses	(799,246)	(4.54)%	(1,224,244)	(6.77)%
Selling expenses	(458,692)	(2.61)%	(259,029)	(1.43)%
Loss from operations	(4,184,131)	(23.77)%	(124,356)	(0.69)%
Subsidy income	628	-%	43,641	0.24%
Income (loss) from long-term investments	69,621	0.40%	70,968	0.39%
Other income (loss), net	(78,693)	(0.45)%	954,447	5.28%
Interest expense and debt discounts, net of interest income	(466,254)	(2.65)%	(350,609)	(1.94)%
(Loss) income before income taxes	(4,658,829)	(26.47)%	594,091	3.29%
Income tax expense	(20,720)	(0.12)%	(5,347)	(0.03)%
Net (loss) income	(4,679,549)	(26.58)%	588,744	3.26%
Less: net loss attributable to non- controlling interest	-	-%	-	-%
Net (loss) income attributable to the Company	$(4,679,549)	(26.58)%	$588,744	3.26%

Revenue

Revenue was $17.6 million for the first six months of 2025, compared to $18.1 million for the same period of last year, a decrease of $0.5 million, or 2.6%. The decrease was primarily due to a decrease of $3.1 million of revenue from software, a decrease of $0.2 million in advertising revenue, offset by an increase of $2.8 million in products revenue. The decrease in overall revenue in the first half of 2025 was a result of the Company’s reduction of customized software development. In the meantime, the Company invests more efforts in AI and computing power related products and accomplished the increase in product revenue by $2.8 million in the first half of 2025.

Cost of Revenue and Gross Profit

Cost of revenue was $15.8 million for the six months ended June 30, 2025, compared to $13.9 million for the same period of 2024. As a percentage of revenue, our cost of revenue increased to 89.9% for the first six months of 2025, from 77.1% for the same period of 2024. As a result, gross profit as a percentage of revenue was 10.1% for the first six months ended June 30, 2025 compared to 22.9% for the same period of 2024. The decrease in the overall gross profits was in line with the decrease of total revenue. The decrease in the overall gross margin was primarily resulted from the change of revenue mix and the decreased margin of the software.

Administrative, R&D and Selling expenses

Administrative expenses increased by $1.9 million, or 69.0%, to $4.7 million for the first six months of 2025, from $2.8 million for the same period of 2024. Such increase was mainly caused by an increase of $2.0 million in allowance for credit losses. As a percentage of revenue, administrative expenses increased to 26.7% for the first six months of 2025, from 15.4% for the same period of 2024.

Research and development (“R&D”) expenses decreased by $0.4 million, or 34.7%, to $0.8 million for the first six months of 2025, from $1.2 million for the same period of 2024. Such decrease was primarily due to the decrease in depreciation expenses of purchased software, and the decrease in payroll and benefits for R&D staff. As a percentage of revenue, R&D expenses decreased to 4.5% for the first six months of 2025, from 6.8% for the same period of last year.

Selling expenses increased by $0.2 million, or 77.1%, to $0.5 million for the first six months of 2025, from $0.3 million for the same period of 2024. The increase was primarily due to the increased marketing expenses.

Other income (loss), net

Other loss for the first six months of 2025 was approximately $0.1 million, compared to other income of approximately $1.0 million for the first six months of 2024. Other loss for the first six months of 2025 was mainly generated from the loss of payment for previously written-off liabilities of approximately $0.3 million, and other loss of approximately $0.1 million, offset by the gains on derivative financial liabilities of approximately $0.2 million, and recovery of previously written-off bad debt of other receivables of approximately $0.1 million. Other income for the first six months of 2024 was mainly generated from the write-off of approximately $1.0 million of accounts payable, other payables and advances from customers.

Net income (loss) attributable to Company

As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $4.7 million for the first six months of 2025, compared to a net profit of $0.6 million for the same period of last year.

Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of $2.2 million.

As of June 30, 2025, the Company had short-term and long-term bank loans in total of approximately $7.9 million, which mature on various dates from July 17, 2025 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.45% to 4.31% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.15% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.99% and 4.43% for the six months ended June 30, 2025 and 2024, respectively. The interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2025 and 2024.

The Company has renewed bank facilities valued at approximately $1.4 million in July 2025.

In addition, on July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of September 30, 2025, the Company had received a total of approximately $7.2 million in gross proceeds under these two equity line financings.

On January 13, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000. $1,200,000 had been received by the Company.

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 333,334 ordinary shares of no par value of the Company, at an offering price of $6.0 per share, to the Investors for a total purchase price of $2,000,000. $1,600,000 had been received by the Company.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis, as well as past credit loss history and current financial conditions of our customers. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(e) to our unaudited consolidated financial statements.

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2025 and December 31, 2024, totaled approximately $7.3 million and $7.7 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the six-month period ended June 30, 2025.

Balance at December 31, 2024	$7,688,491
Increase in allowance for credit losses	3,956,011
Amounts written off as uncollectible	(4,259,252)
Decrease from dissolution of a subsidiary	(226,894)
Foreign exchange difference	153,137
Balance at June 30, 2025 (Unaudited)	$7,311,493

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2025, the Company had cash and cash equivalents of $2.2 million, compared to cash and cash equivalents of $1.6 million of December 31, 2024. Working capital was $14.0 million as of June 30, 2025, compared to a working capital of $16.0 million as of December 31, 2024.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,478,313)	$(2,532,001)
Net cash used in investing activities	$(1,331,642)	$(776,838)
Net cash provided by financing activities	$3,390,691	$2,499,300

Operating Activities

Net cash used in operating activities was approximately $1.5 million for the first six months of 2025, compared to net cash used in operating activities of approximately $2.5 million for the same period of 2024. For the first six months of 2025, the negative operating cash flow was primarily attributed to the decrease in advances from customers and increase in other current assets.

Investing Activities

Net cash used in investing activities was approximately $1.3 million for the first six months of 2025, and net cash used in investing activities was approximately $0.8 million for the same period of 2024. Net cash outflow in investing activities for the first half of 2025 was primarily due to purchases of property, equipment and software of approximately $1.3 million. Net cash outflow in investing activities for the first half of 2024 was primarily due to purchases of purchases of property, equipment and software of approximately $0.8 million.

Financing Activities

Net cash provided by financing activities was approximately $3.4 million for the first six months of 2025, mainly attributable to proceeds from borrowings under short-term loans of $0.7 million, proceeds from issuance of ordinary shares of $2.3 million, and proceeds from issuance of convertible note of $1.2 million, offset by repayment of short-term bank loans of $0.7 million and repayment of long-term bank loans of $0.1 million. Net cash provided by financing activities was approximately $2.5 million for the first six months of 2024, mainly attributable to proceeds from issuance of ordinary shares of $2.9 million, offset by $0.4 million in repayment of short-term bank loans.